August 18, 2010

Petroleum Development Corporation
120 Genesis Blvd.
Bridgeport, WV  26330
ATTENTION:  Mr. Richard McCullough

SUBJECT:	Amended Report Letter
Evaluation of Oil and Gas Reserves
To the Interests of Petroleum Development Corporation
In Certain Properties Located in Various States
Pursuant to the Requirements of the
Securities and Exchange Commission
Effective January 1, 2010
Job 10.1204

    At the request of Petroleum Development Corporation (PDC), Wright & Company, Inc. (Wright) has performed an evaluation to estimate proved reserves and associated cash flow and economics from certain properties to the subject interests. This evaluation was authorized by Mr. Richard McCullough of PDC.  Projections of the reserves and cash flow to the evaluated interests were based on specified economic parameters, operating conditions, and government regulations considered applicable at the effective date and are pursuant to the financial reporting requirements of the Securities and Exchange Commission (SEC).  It is the understanding of Wright that the purpose of this evaluation is for inclusion in relevant registration statements or other filings to the SEC.  The following is a summary of the results of the evaluation effective January 1, 2010.

Petroleum Development Corporation SEC Parameters	Proved Developed			Total Proved Developed (PDP, PDNP & PDNP-BP)	Total Proved Undeveloped (PUD)	Total Proved (PDP, PDNP, PDNP-BP & PUD)
	Producing (PDP)	Nonproducing (PDNP)	Behind Pipe (PDNP-BP)
Net Reserves to the Evaluated Interests
Oil, Mbbl:	75.783	0.000	0.000	75.783	0.000	75.783
Gas, MMcf:	55,682.703	0.000	14,089.080	69,771.781	5,837.007	75,608.797
Gas Equivalent, MMcfe (6 Mcf = 1 bbl)	56,137.401	0.000	14,089.080	70,226.479	5,837.007	76,063.495
Cash Flow (BTAX), M$ Undiscounted: Discounted at 10% Per Annum:	84,714.094 48,729.383	-885.100 -599.961	32,031.182 11,034.321	115,860.172 59,163.730	4,034.362 -2,726.844	119,894.570 56,436.891
It should be noted that some minor differences between the total summaries may exist due to rounding techniques in the ARIES™ software program.

Mr. Richard McCullough
Petroleum Development Corporation
August 18, 2010

The properties evaluated in this report are located in the states of Michigan, Pennsylvania, Tennessee, and West Virginia.  According to PDC, the total proved reserves included in this evaluation represent approximately 10.6 percent of the reported total proved reserves of PDC.

Proved oil and gas reserves are those quantities of oil and gas which can be estimated with reasonable certainty to be economically producible under existing economic conditions, operating methods, and government regulations.  As specified by the SEC regulations, when calculating economic producibilty, the base product price must be the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the prior 12-month period.  The benchmark base prices used for this evaluation were $3.866 per Million British thermal units (MMBtu) for natural gas at Henry Hub, LA and $61.18 per barrel of West Texas Intermediate oil at Cushing, OK.  These benchmark prices were adjusted for energy content, quality, and basis differential, as appropriate.  Prices for oil and gas were held constant for the life of the properties.

Oil and other liquid hydrocarbons are expressed in thousands of United States (U.S.) barrels (Mbbl), one barrel equaling 42 U.S. gallons.  Gas volumes are expressed in millions of standard cubic feet (MMcf) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located.  No adjustment of the individual gas volumes to a common pressure base has been made.

Net income to the evaluated interests is the cash flow after consideration of royalty revenue payable to others, standard state and county taxes, operating expenses, and investments as applicable. The cash flow is before federal income tax (BTAX) and excludes consideration of any encumbrances against the properties if such exist.  The cash flow (BTAX) was discounted at an annual rate of 10.00 percent (PCT) in accordance with the reporting requirements of the SEC.

The estimates of reserves contained in this report were determined by acceptable industry methods and to the level of detail that Wright deemed appropriate.  Where sufficient production history and other data were available, reserves for producing properties were determined by extrapolation of historical production or sales trends.  Analogy to similar producing properties was used for development projects and for those properties that lacked sufficient production history to yield a definitive estimate of reserves. When appropriate, Wright may have also utilized volumetric calculations and log correlations in the determination of estimated ultimate recovery (EUR).  These calculations are often based upon limited log and/or core analysis data and incomplete reservoir fluid and rock formation data.  Since these limited data must frequently be extrapolated over an assumed drainage area, subsequent production performance trends or material balance calculations may cause the need for significant revisions to the estimates of reserves.

Oil and gas reserves were evaluated for the proved developed producing (PDP), proved developed non-producing (PDNP), proved developed non-producing behind pipe (PDNP-BP), and proved undeveloped (PUD) reserves categories.  The summary classification of total proved reserves combines the PDP, PDNP, PDNP-BP and PUD categories.  In preparing this evaluation, no attempt has been made to quantify the element of uncertainty associated with any category.  Reserves were assigned to each category as warranted.  Wright  is not aware of any local, state, or federal regulations that would preclude PDC from continuing to produce from currently active wells or to fully develop those properties included in this report.

Mr. Richard McCullough
Petroleum Development Corporation
August 18, 2010

There are significant uncertainties inherent in estimating reserves, future rates of production, and the timing and amount of future costs. Oil and gas reserves estimates must be recognized as a subjective process that cannot be measured in an exact way and estimates of others might differ materially from those of Wright.  The accuracy of any reserves estimate is a function of quantity and quality of available data and of subjective interpretations and judgments.  It should be emphasized that production data subsequent to the date of these estimates or changes in the analogous properties may warrant revisions of such estimates.  Accordingly, reserves estimates are often different from the quantities of oil and gas that ultimately are recovered.

All data utilized in the preparation of this report were provided by PDC.  No inspection of the properties was made as this was not considered to be within the scope of this evaluation. Wright has not independently verified the accuracy and completeness of information and data furnished by PDC with respect to ownership interests, oil and gas production or sales, historical costs of operation and development, product prices, or agreements relating to current and future operations and sales of production.  Wright requested and received detailed information allowing Wright to check and confirm any calculations provided by PDC with regard to product pricing, appropriate adjustments, lease operating expenses, and capital investments for drilling the undeveloped locations.  Furthermore, if in the course of Wright’s examination something came to our attention that brought into question the validity or sufficiency of any information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or independently verified such information or data.  In accordance with the requirements of the SEC, all operating costs were held constant for the life of the properties.

       No consideration was given in this report to potential environmental liabilities that may exist concerning the properties evaluated.  There are no costs included in this evaluation for potential liability for restoration and to clean up damages, if any, caused by past or future operating practices.

Wright is an independent petroleum consulting firm founded in 1988 and does not own any interests in the oil and gas properties covered by this report.  No employee, officer, or director of Wright is an employee, officer, or director of PDC nor does Wright or any of its employees have direct financial interest in PDC. Neither the employment of nor the compensation received by Wright is contingent upon the values assigned or the opinions rendered regarding the properties covered by this report.

This report is prepared for the information of PDC and for the information and assistance of its independent public accountants in connection with their review of and report upon the financial statements of PDC.  This report is also intended for public disclosure and for use in filings made to the SEC by PDC.

The professional qualifications of the technical person(s) primarily responsible for the evaluation of the reserves and economics information discussed in this report meet the standards of Reserves Estimator as defined in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information as promulgated by the Society of Petroleum Engineers.

Mr. Richard McCullough
Petroleum Development Corporation
August 18, 2010

It has been a pleasure to serve you by preparing this evaluation.  All related data will be retained in our files and are available for your review.

Very truly yours,

Wright & Company, Inc.

By:
                                 D. Randall Wright
                     President

DRW/RS/EKL
Job 10.1204
PDC Amended Report Letter.docx